VE 8-11-04

04018140

C M

SECU[illegible] MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43113

RECEIVED
AUG 05 2004
516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Busey Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 West Windsor Road
(No. and Street)

Champaign (City) Illinois (State) 61820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara J. Harrington (217) 365-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1806 Fox Drive, Suite B (Address) Champaign (City) Illinois (State) 61820 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

8-12

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Curt A. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Busey Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

"OFFICIAL SEAL"
NELLIE I. EYESTONE
Notary Public, State of Illinois
My Commission Expires 01/26/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Busey Securities, Inc.

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of financial condition	2
Notes to statement of financial condition	3 - 5

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
First Busey Securities, Inc.
Champaign, Illinois

We have audited the accompanying statement of financial condition of First Busey Securities, Inc., a wholly-owned subsidiary of First Busey Corporation, as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Busey Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Champaign, Illinois
January 23, 2004

First Busey Securities, Inc.

Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	1,452,963
Due from clearing broker		182,144
Insurance lease payments receivable		94
Other receivables		8,256
Security deposit		35,000
Equipment, less accumulated depreciation of $134,808		110,684
Total assets	$	1,789,141
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	92,202
Deferred income taxes		18,212
Total liabilities		110,414
Stockholder's Equity		
Common stock, $100 par value; authorized 100,000 shares; issued and outstanding 500 shares		50,000
Additional paid-in capital		460,000
Retained earnings		1,168,727
Total stockholder's equity		1,678,727
Total liabilities and stockholder's equity	$	1,789,141

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

First Busey Securities, Inc. (the Company) is an Illinois corporation formed on April 13, 1990, for the purpose of conducting business as a broker/dealer in securities and servicing customers located primarily in Champaign County. The Company began its principal operations after receiving approval from the National Association of Securities Dealers (NASD) in April, 1991.

The Company is a wholly-owned subsidiary of First Busey Corporation, Urbana, Illinois, which is a financial holding company.

The Company is subject to the full provisions of rule 15c3-3 of the Securities and Exchange Commission, however, it operates as if it were complying with the provisions of paragraph (k)(2)(ii) of rule 15c3-3. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company's commissions receivable are from its clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Cash equivalents

The Company has defined cash equivalents to include funds invested in short-term money-market mutual funds.

Revenue recognition

Security transactions and related revenue and expenses are recorded on a trade date basis. Commission income and related expenses for transactions executed are recorded as of the date of the trade.

Security deposit

The Company has a required deposit of $35,000 with their clearing organization for processing transactions.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company computes its income tax liability on a separate return basis, although income taxes are filed on a consolidated basis with First Busey Corporation.

Accounting estimates

In preparing the accompanying statement of financial condition, the Company's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2. Related Party Transactions

The Company maintains a deposit account with Busey Bank, a wholly owned subsidiary of its parent, First Busey Corporation. The amount of cash on deposit as of December 31, 2003 was $26,783.

The Company leases property and equipment under operating lease agreements with Busey Bank expiring on December 31, 2003, which have been renewed to December 31, 2004. The 2004 lease obligation is $81,395.

The Company has entered into an agreement with First Busey Corporation to provide auditing, consulting and accounting services.

The Company has adopted and participates in the profit-sharing plan and employee stock ownership plan of First Busey Corporation. See Note 4.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $1,345,412 and $50,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

Note 4. Employee Benefit Plans

All full-time employees who meet certain age and length of service requirements are eligible to participate in First Busey Corporation's profit-sharing plan and employee stock ownership plan. The contributions by the Company to the plans, if any, are determined solely by the Boards of Directors of First Busey Corporation and its subsidiaries and in no case may the annual contributions be greater than the amounts deductible for federal income tax purposes for that year. The rights of the participants vest ratably over a seven-year period.

Note 5. Deferred Income Taxes

The net deferred tax liability of $18,212 as of December 31, 2003 is the tax effect of the temporary difference resulting from equipment basis.

Note 6. Off-Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.